EXHIBIT (a)(1)(i)

EXHIBIT (a)(1)(i)

These announcements are not offers to purchase or solicitations of offers to sell Shares (as defined below). The
Offer is made only by the Offer to Purchase dated February 24, 2011, and the related Letter of Transmittal.
The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws.

BlackRock Fixed Income Value Opportunities

     Notice of Offer to Purchase for Cash
61,225 of its Issued and Outstanding Shares
at Net Asset Value Per Share

THE EXPIRATION DATE AND THE WITHDRAWAL DEADLINE FOR EACH OFFER IS 4:00 P.M., EASTERN TIME, ON FRIDAY, MARCH 25, 2011, UNLESS EXTENDED.

     BlackRock Fixed Income Value Opportunities (the “Fund”) is offering to purchase up to 61,225 of its issued and outstanding shares of common beneficial interest par value $.001 per share (the “Shares”) at a price equal to its net asset value per share (the “NAV”) as of the close of business on the New York Stock Exchange on the expiration date, March 25, 2011, unless extended, upon the terms and conditions set forth in the Offer to Purchase dated February 24, 2011 (the “Offer”). The NAV on February 18, 2011, was $1,180.46 per share.

     The purpose of the Offer is to provide liquidity to the Fund’s shareholders since the Fund is not aware of any secondary market that exists for the Shares. The Offer is not conditioned upon the tender of any minimum number of Shares.

     If more than 61,225 Shares are duly tendered prior to the expiration of the Offer, assuming no changes in the factors originally considered by the Fund’s Board of Trustees when it determined to make the Offer, the Fund will either (1) extend the Offer period, if necessary, and increase the number of Shares that the Fund is offering to purchase to an amount that it believes will be sufficient to accommodate the excess Shares tendered, as well as any Shares tendered during the extended Offer period, or (2) purchase 61,225 Shares (or such larger number of Shares sought), on a pro rata basis.

     Shares tendered pursuant to the Offer may be withdrawn at any time prior to 4:00 p.m., Eastern Time, on Friday, March 25, 2011, unless the Offer is extended, and, if not yet accepted for payment by the Fund, Shares may also be withdrawn after April 20, 2011.

     The information required to be disclosed by paragraph (d)(1) of Rule 13e-4 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

     The Offer to Purchase and the related Letter of Transmittal for the Fund contain important information that should be read carefully before any decision is made with respect to the Offer.

     Questions and requests for assistance, for current NAV quotations or for copies of the Offer to Purchase, the Fund’s Letter of Transmittal, and any other tender offer documents, may be directed to BlackRock Advisors, LLC at the address and telephone number below. Copies will be furnished promptly at no expense to you and also may be obtained by completing and returning the coupon below to BlackRock Advisors, LLC. Shareholders who do not own Shares directly should effect a tender through their broker, dealer or nominee.

1-800-441-7762

Mail to: BlackRock Advisors, LLC
P.O. Box 9011, Princeton, NJ, 08543-9011
| | Please send me BlackRock Fixed Income Value Opportunities Tender Offer materials

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February 24, 2011